April 1, 2008

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington D. C. 20549-0308

Re:	Rapid Link, Incorporated
Form 10-KSB for the year ended October 31, 2007
File on January 23, 2008
File no. 0-22636

Dear Mr. Spirgel,

Pursuant to your letter dated March 31, 2008 and the comment contained therein regarding the filing of Rapid Link Incorporated’s (the Company) 10-KSB for the fiscal year ended October 31, 2007, we appreciate your consideration of our detailed response as disclosed herein.  Should you require further information or clarification, please contact Mr. Jenkins or me and we will promptly respond.

Your comment and our response is as follows:

SEC COMMENT

Form 10-KSB for the year ended October 31, 2007
Accounting comments:

Please refer to response 1 of the accounting comment.  We note that in connection with the September 14, 2006 amendment of the GC-Conote you issued the GC note2, which provides for conversion based on a conversion price equal to 80% of the average of the three lowest volume weighted average sales prices as reported by Bloomberg L.P. during the twenty trading days immediately preceding the related Notice of Conversion.  In this regard, please note that the existence of a contract that can be settled in a potentially unlimited number of shares preclude you from concluding that you have sufficient authorized and unissued shares to settle any contracts within the scope of EITF 00-19.  Therefore, it appears that you are required to classify all or some of your outstanding warrants disclosed as liabilities on page F-23.  Please refer to paragraphs 11, 20 and 24 of EITF 00-19 for further guidance.

RAPID LINK, INC. RESPONSE

In connection with the September 14, 2006 amendment of the GC-Note, the GC-Conote2 was issued and stipulated that the conversion price shall not be lower than $0.10 per share and not to exceed $0.25 per share.  By stipulating the note to have a price floor of $0.10 per share, the Company has ensured that the GC-Conote2 was convertible into a certain number of shares, and that the Company would have enough common shares available to satisfy any potential conversion of the GC-Conote2.  The note also states that the holder of the GC-Conote2 can never own greater than 4.99% of the total outstanding common shares, which further restricts the number of common shares that can be attained through debt conversion at any given time.  It should be noted that the GC-Conote2 was paid in full by fiscal year ending October 31, 2007.  In addition, all convertible notes issued by the Company to Global Capital Funding Group, L.P. contain similar stipulations restricting the conversion of debt into common shares of Company stock.

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165 Fax: (+1) 402-392-7545 Email: chrisc@rapidlink.com

In consideration of the $0.10 per common share price floor contained within the GC-Conote2, and the stipulation that the holder of the GC-Conote2 can never own greater than 4.99% of the total outstanding common shares at any given time, the Company has ensured that it has a sufficient number of authorized and unissued common shares needed to settle any contracts within the scope of EITF 00-19.

We appreciate your consideration of our position on this accounting comment and believe that we have provided you with sufficient information to render an expedient resolution.  However, should you have any questions or request further information, please contact Mr. Jenkins or me at your earliest convenience.  Thank you very much.

Sincerely,

/s/ Christopher J. Canfield

Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Inc.
Phone: 970-547-8165
Fax: 402-392-7545

5408 N 99th Omaha, NE 68134 USA
Telephone: (+1) 970-547-8165 Fax: (+1) 402-392-7545 Email: chrisc@rapidlink.com